Exhibit 4.2
DESCRIPTION OF REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

Wynn Resorts, Limited, a Nevada corporation ("Wynn Resorts," "we," or "the Company"), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock (as defined below).

The general terms and provisions of our Common Stock are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Third Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and our Ninth Amended and Restated Bylaws (the "Bylaws"), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Articles of Incorporation, our Bylaws, and the applicable provisions of Nevada law for additional information.

Authorized Shares

Our authorized capital shares consist of 400,000,000 shares of common stock, $0.01 par value per share ("Common Stock"), and 40,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock"). No shares of our authorized Preferred Stock have been issued or are currently outstanding. Pursuant to our Articles of Incorporation, our board of directors generally has the authority to designate, from time to time and without stockholder approval, Preferred Stock in one or more series, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating to such series.

Dividends

Subject to any preferential rights of any series of Preferred Stock, holders of shares of Common Stock are entitled to receive dividends on the stock out of assets legally available for distribution if, when and as declared by our board of directors. The declaration and payment of dividends on Common Stock is a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors as our board of directors considers relevant. Payment of dividends on Common Stock may be restricted by applicable Nevada law, and by loan agreements, indentures and other transactions entered into by us from time to time.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or as otherwise provided with respect to any series of Preferred Stock, the holders of Common Stock possess all voting power of our stockholders. Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights

Subject to any preferential rights of any series of Preferred Stock, if any, upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share equally and ratably in the assets of the Company to be distributed among the holders of outstanding shares of Common Stock. Our Articles of Incorporation provide that a merger, conversion, exchange or consolidation of the Company with or into any other person or sale or transfer of all or any part of the assets of the Company (which does not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

No Conversion, Redemption, or Preemptive Rights

Holders of Common Stock have no conversion, redemption or preemptive rights.

Consideration for Shares

The Common Stock authorized by the Articles of Incorporation may be issued from time to time for such consideration as is determined by our board of directors.

Miscellaneous

All outstanding shares of our Common Stock are fully paid and nonassessable.

Certain Anti-Takeover Effects of our Articles of Incorporation and Bylaws and Nevada Law

General. Certain provisions of our Articles of Incorporation and our Bylaws, and certain provisions of the Nevada Revised Statutes ("NRS") could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws and the applicable provisions of the NRS.

Classified Board. Our Articles of Incorporation and Bylaws provide that our board of directors is to be divided into three classes, as nearly equal in number as possible, resulting in our directors serving terms of approximately three years. This provision may have the effect of delaying or discouraging an acquisition of us or a change in our management.

Advance Notice Requirements. Stockholders wishing to nominate or re-nominate persons for election to our board of directors at an annual meeting or to propose any business to be considered by our stockholders at an annual meeting must comply with certain advance notice and other requirements set forth in our Bylaws. Likewise, if our board of directors has determined that directors shall be elected at a special meeting of stockholders, stockholders wishing to nominate or re-nominate persons for election to our board of directors at such special meeting must comply with certain advance notice and other requirements set forth in our Bylaws.

Special Meetings. Our Bylaws provides that special meetings of stockholders may only be called by the Chair of our board of directors or the Chief Executive Officer or, if there is no Chair and no Chief Executive Officer, by the President, and shall be called by the secretary upon the written request of at least a majority of our board of directors.

Board Vacancies. Any vacancy on our board of directors, howsoever resulting, may be filled by a majority vote of the directors then in office or by a sole remaining director, in either case even if less than a quorum. Any director elected to fill a vacancy shall hold office for a term expiring at the next annual meeting of stockholders and when their successors are elected or appointed, at which the term of the class to which he or she has been elected expires, or until his or her earlier resignation or removal.

No Stockholder Action by Written Consent. Our Articles of Incorporation and Bylaws prohibit stockholders from acting by written consent without a meeting.

Removal of Directors. Our Bylaws provide that, subject to any rights of the holders of preferred stock, if any, and except as otherwise provided in the NRS, any director may be removed from office with or without cause by the affirmative vote of the holders of not less than two-thirds of the voting power of our issued and outstanding stock entitled to vote generally in the election of directors, voting as a single class. NRS 78.335 generally requires the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote in order to remove an incumbent director.

Undesignated Preferred Stock. The authorization of undesignated preferred stock in our Articles of Incorporation makes it possible for our board of directors to issue our Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Nevada Anti-Takeover Statutes. The Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada's "acquisition of controlling interest" statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These "control share" laws provide generally that any person that acquires a "controlling interest" in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a "controlling interest" whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply. Our Bylaws provide that these statutes do not apply to any and all acquisitions of shares of our Common Stock, effected by us. These laws may have a chilling effect on certain transactions if our Articles of Incorporation or Bylaws are not amended to provide that these provisions generally do not apply to the Company or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Nevada's "combinations with interested stockholders" statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business "combinations" between certain Nevada corporations and any person deemed to be an "interested stockholder" of the corporation are prohibited for two years after such person first becomes an "interested stockholder" unless the corporation's board of directors approves the combination (or the transaction by which such person becomes an "interested stockholder") in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an "interested stockholder" is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term "combination" is sufficiently broad to cover most significant transactions between a corporation and an "interested stockholder". These laws generally apply to Nevada corporations with 200 or more stockholders of record. Our original articles of incorporation include a provision electing that the Company not be governed by these laws.

In addition, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).

Exclusive Forum Bylaws Provision. Our Bylaws require that, to the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, will, to the fullest extent permitted by law, be the sole and exclusive forum for each of the following:

•any derivative action or proceeding brought in the name or right of the Company or on its behalf,
•any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company's stockholders,
•any action arising or asserting a claim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of our Articles of Incorporation or Bylaws, or
•any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of our Articles of Incorporation or Bylaws.

Because the applicability of the exclusive forum provision is limited to the extent permitted by law, we believe that the exclusive forum provision would not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Gaming Redemption Provisions. Our Articles of Incorporation provide that, to the extent required by the gaming authority making the determination of unsuitability or to the extent our board of directors determines, in its sole discretion, that a person is likely to jeopardize the Company's or any affiliate's application for, receipt of, approval for, right to the use of, or entitlement to, any gaming license, shares of our capital stock that are owned or controlled by such unsuitable person or its affiliates are subject to redemption by the Company. The redemption price may be paid in cash, by promissory note, or both, as required, and pursuant to the terms established by the applicable gaming authority and, if not, as the Company elects.